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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                                      UNDER
                       SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              HEALTHGATE DATA CORP.
         (Name Of Subject Company (Issuer) And Filing Person (Offeror))

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.03 PER SHARE
                         (Title Of Class Of Securities)

                                      N/A*
                      (Cusip Number Of Class Of Securities)

             WILLIAM S. REECE, CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              HEALTHGATE DATA CORP.
                          25 CORPORATE DRIVE, SUITE 310
                         BURLINGTON, MASSACHUSETTS 01803
                                 (781) 685-4000
(Name, Address And Telephone Number Of Person Authorized To Receive Notices And
                   Communications On Behalf Of Filing Person)

                                    Copy to:
                              STEPHEN M. KANE, ESQ.
                      RICH MAY, A PROFESSIONAL CORPORATION
                               176 FEDERAL STREET
                           BOSTON, MASSACHUSETTS 02110
                                 (617) 482-1360

                            CALCULATION OF FILING FEE

       TRANSACTION VALUATION+                   AMOUNT OF FILING FEE
           $104,349.40                                $20.87

+ Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 803,479 shares of common stock of HealthGate Data Corp. having an aggregate value of $104,349.40 as of November 27, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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Amount Previously Paid:                                 $20.87

Form Or Registration No.:                          Schedule TO

Filing Party:                            HealthGate Data Corp.

Date Filed:                                  November 27, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]      third party tender offer subject to Rule 14d-1.

         [X]      issuer tender offer subject to Rule 13e-4.

         [ ]      going-private transaction subject to Rule 13e-3.

         [ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 4222h 30 4.


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                             INTRODUCTORY STATEMENT

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 27, 2001, as amended and supplemented on December 13, 2001, to report the results of our offer to exchange certain options to purchase shares of our common stock, par value $0.03 per share, upon the terms and subject to the conditions described in the Offer to Exchange dated November 27, 2001, as amended (the "Offer").

The Offer expired at 5:00 p.m., Eastern time, on Thursday, December 27, 2001. Pursuant to the terms and conditions described in the Offer, we accepted for exchange options to purchase 552,290 shares of common stock. Upon the terms and subject to the conditions of the offer, we will grant new options to purchase an aggregate of 552,290 shares of common stock in exchange for such tendered options on or promptly after July 1, 2002. We will promptly send each option holder whose options have been accepted for exchange a Promise to Grant Stock Options, substantially in the form of Exhibit (a)(5) as previously filed with the Commission, indicating the number of options that have been accepted for exchange, the corresponding number of shares of common stock that will be subject to the new option to be granted to each such holder, and the expected grant date of the new option.

ITEM 12. EXHIBITS.

(a)***(1) Offer to Exchange Certain Outstanding Options for New Options dated November 27, 2001.

   ***(2)   Election Form.

   ***(3)   Memorandum from William S. Reece to Employees dated
            November 27, 2001.

    **(4)   Notice to Change Election from Accept to Reject.

    **(5)   Form of Promise to Grant Stock Options.

   ***(6)   E-mail communication to HealthGate Employees on December 13, 2001.

     *(7)   E-mail communication to HealthGate Employees on December 28, 2001.

  (b)   Not applicable.

**(d)   Amended and Restated HealthGate Data Corp. 1994 Stock Option Plan

  (g)   Not applicable.

  (h)   Not applicable.

------------------------

*   Filed herewith

** Previously filed as an Exhibit to the Schedule TO filed with the Securities and Exchange Commission on November 27, 2001

*** Previously filed as an Exhibit to the Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on December 13, 2001



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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.


                                          HEALTHGATE DATA CORP.


                                          By: /S/ WILLIAM S. REECE
                                             -------------------------------
                                             William S. Reece,
                                             Chairman of the Board and
Date: January 7, 2002                        Chief Executive Officer



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                                INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION

99(a)(1)***       Offer to Exchange Certain Outstanding Options for New Options
                  dated November 27, 2001.

99(a)(2)***       Election Form.

99(a)(3)***       Memorandum from William S. Reece to Employees dated
                  November 27, 2001.

99(a)(4)**        Notice to Change Election from Accept to Reject.

99(a)(5)**        Form of Promise to Grant Stock Options.

99(a)(6)***       E-mail communication to HealthGate Employees on
                  December 13, 2001.

99(a)(7)*         E-mail communication to HealthGate Employees on
                  December 28, 2001.

99(d)(1)**        Amended and Restated HealthGate Data Corp. 1994 Stock Option
                  Plan.

-----------------------------

*    Filed herewith

** Previously filed as an Exhibit to the Schedule TO filed with the Securities and Exchange Commission on November 27, 2001

*** Previously filed as an Exhibit to the Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on December 13, 2001